UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacífico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO

REPORTS PASSENGER TRAFFIC DECREASE OF 4.8%

FOR JUNE 2008

Guadalajara, Jalisco, Mexico – July 7, 2008 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) today announced preliminary terminal passenger traffic figures for the month of June 2008 compared to traffic figures for June 2007.

During June 2008, total terminal passengers decreased 4.8% compared to the previous year; international passenger traffic decreased 3.5%, while domestic passenger traffic decreased 5.4% compared to June 2007.

Compared to June 2007, domestic terminal passenger traffic in June 2008 registered a net decrease of 69.8 thousand passengers, despite increased passenger traffic at the airports of Guadalajara with 15.9 thousand additional passengers, Los Cabos with 13.6 thousand additional passengers, Puerto Vallarta with 4.6 thousand additional passengers, Hermosillo with 3.8 thousand additional passengers and Manzanillo with 0.2 thousand additional passengers. Together these airports accounted for 38.1 thousand additional passengers.

In the case of the Guadalajara airport, the increase in passenger traffic was mainly due to the rise in traffic on the routes to and from Cancún, Mexico City, Los Cabos, Ciudad Juarez, Culiacán, Monterrey, Toluca and Puebla.

In the case of the Puerto Vallarta airport, the increase was due to an increase in passengers on routes to and from Toluca, Aguascalientes and Monterrey.

At Los Cabos, the increase was mainly due to the growth in traffic to and from Toluca and Guadalajara.

Additionally, traffic at the Hermosillo airport was driven by passengers on routes to Puebla, Guadalajara, Mexico City, Chihuahua, Ciudad Obregón, Mexicali, and Culiacán.

There were decreases in the number of domestic terminal passengers at the airports of Tijuana with 59.0 thousand fewer passengers, Mexicali with 12.1 thousand fewer passengers, La Paz with 11.4 thousand fewer passengers, Guanajuato with 10.3 thousand fewer passengers, Los Mochis with 5.6 thousand fewer passengers, Morelia with 5.6 thousand fewer passengers and Aguascalientes with 3.8 thousand fewer passengers. The decreases in domestic terminal passengers at these airports accounted for a decline of 107.8 thousand passengers.

For further information please visit: www.aeropuertos gap.com.mx or contact us:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

In the case of the Tijuana airport, this decline was principally due to a reduction in traffic on the routes to Guadalajara, Mexico City, La Paz, Toluca, Guanajuato, Los Mochis and Uruapan. These decreases were mainly due to the decline in operations from Aviacsa, Aeroméxico, Mexicana, Avolar and Aerocalifornia in routes to and from the previously-mentioned cities.

The decline at the Mexicali airport was principally due to the decrease in passengers on the routes to and from Mexico City, Guadalajara and Monterrey. This was due to Aviacsa’s ceasing of operations at the Mexicali airport on May 12, 2008, which caused declines on the Mexico City and Guadalajara routes, as well as Vivaaerobus, which beginning November 2007 ceased to operate the route to Monterrey.

In the case of the La Paz airport, the decline was mostly due to the decrease in traffic on the routes to and from Tijuana, Guadalajara, and Mazatlán, caused by the fact that Avolar and Aeroméxico ceased operations to La Paz.

The decline at the Guanajuato airport was mostly due to a decrease in traffic on the routes to Tijuana, Monterrey, Toluca, Mexico City, Cancún, Morelia and Puerto Vallarta. In the case of Tijuana, the decline can be attributable to fact that in 2007 certain price-sensitive passengers chose to fly to the southern California area via Tijuana and are currently flying to the U.S. directly. In the case of Toluca, this decline was due to the fact that Volaris ceased the operation of this route. In the case of Mexico City and Monterrey, the decrease was mainly due to the fact that on May 12, 2008 Aviacsa ceased operations out of the Guanajuato airport.

The reduction in passengers at the Morelia airport was primarily due to the fact that Aviacsa ceased operating this route as well as due to the decline in operations of Aeroméxico and Vivaaerobus compared with 2007.

In the case of the Los Mochis airport, the decrease was caused by the reduction in traffic on routes to and from Tijuana, Guadalajara and Hermosillo, as well as a decrease in operations from Aeroméxico Connect and Aerocalifornia.

International terminal passenger traffic registered a decrease of 21.8 thousand passengers, or 3.5%, compared to June 2007.

The following airports, however, experienced an increase in traffic: Puerto Vallarta with 3.8 thousand additional passengers, Hermosillo with 0.9 thousand additional passengers and Mexicali with 0.1 thousand additional passengers.

The increase at the Puerto Vallarta airport was due to the increase in passenger traffic on the routes to Los Angeles, Phoenix, Vancouver, Calgary, Minneapolis, Oklahoma, Newark, Seattle and Montreal, among others.

GAP Passenger Traffic Report June 2008	Page 2 of 5

The following airports, on the other hand, experienced decreases in international passenger traffic: Los Cabos with 10.2 thousand passengers, Guadalajara with 9.4 thousand fewer passengers, Aguascalientes with 2.1 thousand fewer passengers, Manzanillo with 1.8 thousand fewer passengers, La Paz with 1.4 thousand fewer passengers, Morelia with 1.0 thousand fewer passengers, Tijuana with 0.4 thousand fewer passengers and Los Mochis with 0.3 thousand fewer passengers.

In the case of Los Cabos, the decrease was due to a decline in passenger traffic on routes to and from Los Angeles, Dallas, Denver, Salt Lake City, San Francisco and Sacramento.

In the case of the Guadalajara airport, the decrease was primarily due to the decline in passengers to and from Denver, Atlanta, Los Angeles, Dallas, Las Vegas, Ontario, Chicago and Phoenix.

The decrease at the Aguascalientes airport was due to the decline in traffic to and from Los Angeles.

Domestic Terminal Passengers (in thousands):

GAP Passenger Traffic Report June 2008	Page 3 of 5

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of June 2008, the weekly schedule of flights operated by low-cost carriers ("LCC’s") decreased by 48 weekly segments compared to May 2008, for a total of 878 frequencies and a total of 58 routes operated by these types of carriers. The decline in frequencies was mainly due to a restructuring of routes and frequencies by the airlines, with the objective of increasing profitability as a result of the highly competitive environment and the increasing cost of jet fuel.

GAP Passenger Traffic Report June 2008	Page 4 of 5

In June 2008, approximately 567.2 thousand passengers were transported by the LCC’s, representing approximately 46.04% of the total number of domestic passengers for this month.

Outlook

Considering the above, the Company is in the process of adjusting its original guidance for 2008 and will report updated guidance in the second quarter press release.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report June 2008	Page 5 of 5

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 9, 2008